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                           June 24, 2021

       Timothy Reeser
       Chief Executive Officer
       Lightning eMotors, Inc.
       815 14th Street SW, Suite A100
       Loveland, Colorado 80537

                                                        Re: Lightning eMotors,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-257237

       Dear Mr. Reeser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jeffrey Selman